SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Announcement  |  Lisbon  |  21 May 2013

Qualified holding

Portugal Telecom, SGPS S.A. (“PT”) informs that Bestinver Gestión, S.A., SGIIC (“Bestinver”) now holds a qualified holding higher than 2% of the voting rights corresponding to the share capital of PT.

A qualified holding corresponding to 17,981,057 shares representing 2.01% of PT’s share capital and corresponding voting rights is now attributed to Bestinver.

PT was further informed that the shares reported in this disclosure are held by the following entities:

Investment Institutions and Pension Funds	Shares	% Voting Rights
Bestinver Empleo, F.P.	31,026	0.00%
Bestinver Bolsa, F.I.M.	5,038,930	0.56%
Bestinver Ahorro Fondo de Pensiones	749,332	0.08%
Bestinver Empleo III Fondo de Pensiones	10,122	0.00%
Bestinver Hedge Value Fund, FIL	1,699,008	0.19%
Bestinver Prevision F.P.	40,491	0.00%
Bestinver Grandes Compañías, F.I.	215,141	0.02 &
Bestinver Global F.P.	1,385,218	0.15%
Bestinver Mixto, F.I.M.	602,161	0.07%
Bestvalue F.I.	1,183,637	0.13%
Linker Inversiones SICAV	21,335	0.00%
Divalsa de Inversiones SICAV	28,043	0.00%
Bestinver SICAV-Bestinfund	506,751	0.06%
Bestinver Empleo II, F.P.	6,957	0.00%
Bestinver Futuro EPSV	20,478	0.00%
Bestinver SICAV - Iberian	916,781	0.10%
Bestinver Renta F.I.M.	139,620	0.02%
Bestinver Consolidación EPSV	3,555	0.00%
Bestinfond F.I.M.	4,579,542	0.51%
Soixa SICAV S.A.	802,929	0.09%
Total	17,981,057	2.01%

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following information received from Bestinver, with registered office at Calle Juan de Mena, n. º 8, 28014 Madrid, Spain.

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Sociedade aberta Capital social 26.895.375 euros Número de Matrícula na Conservatória do Registo Comercial de Lisboa e de Pessoa Coletiva 503 215 058

A Portugal Telecom está cotada

na Euronext e na New York Stock Exchange. Encontra-se disponível informação sobre a Empresa na Reuters através dos códigos PTC.LS e PT e na Bloomberg através do código PTC PL

Nuno Vieira Diretor de Relação com Investidores nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.